UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 75635 / August 7, 2015

Admin. Proc. File No. 3-16545

In the Matter of

COMPOSITE SOLUTIONS, INC., and
VOYAGER ENTERTAINMENT INTERNATIONAL INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Composite Solutions, Inc., or Voyager Entertainment International Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Composite Solutions, Inc., and Voyager Entertainment International Inc.[2] The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Composite Solutions, Inc., and Voyager Entertainment International Inc., are hereby revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

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[1]   17 C.F.R. § 201.360(d).

Composite Solutions, Inc., Ruby Creek Res., Inc., and Voyager Entm't Int'l Inc., Initial Decision Release No. 825 (June 26, 2015), 111 SEC Docket 16, 2015 WL 3929986. The stock symbols and Central Index Key numbers are: CPUT and 1061822 for Composite Solutions, Inc.; and VEII and 1028394 for Voyager Entertainment International Inc.

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of COMPOSITE SOLUTIONS, INC., RUBY CREEK RESOURCES, INC., and VOYAGER ENTERTAINMENT INTERNATIONAL INC.	INITIAL DECISION OF DEFAULT June 26, 2015

APPEARANCES: Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

Christopher Dieterich, for Ruby Creek Resources, Inc.

BEFORE: James E. Grimes, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registrations of the registered securities of Respondents Composite Solutions, Inc. (Composite), and Voyager Entertainment International Inc. (Voyager) (collectively, Defaulted Respondents).[1] The revocations are based on Defaulted Respondents' failures to timely file required periodic reports with the Securities and Exchange Commission.

INTRODUCTION

On May 20, 2015, the Commission issued an Order Instituting Administrative Proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Defaulted Respondent has a class of securities registered with the Commission pursuant to Exchange Act Section 12(g) and has repeatedly failed to file timely periodic reports with the Commission, in violation of Exchange Act Section 13(a) and Rules 13a-1 and/or 13a-13 thereunder. Defaulted Respondents were served with the OIP by May 22, 2015, and their Answers were due by June 12, 2015. *Composite Solutions, Inc.*, 2015 SEC LEXIS 2385. Following Defaulted Respondents' failures to timely file Answers or appear at the

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[1]   This Initial Decision does not apply to Ruby Creek Resources, Inc., which filed a Form 15 (Certification and Notice of Termination of Registration) on June 1, 2015. The Division has represented that once the Form 15 goes into effect, it will file a motion to dismiss the proceeding as moot as to Ruby Creek. *See Composite Solutions, Inc.*, Admin. Proc. Rulings Release No. 2808, 2015 SEC LEXIS 2385 (June 15, 2015).

telephonic prehearing conference held on June 12, 2015, I ordered them to show cause by June 24, 2015, why the registrations of their securities should not be revoked by default. *Id.* To date, the Defaulted Respondents have not filed Answers or responded to the show cause order.

FINDINGS OF FACT

Defaulted Respondents are in default for failing to file Answers, appear at the prehearing conference, or otherwise defend the proceeding. *See* OIP at 3; 17 C.F.R. §§ 201.155(a)(1)-(2), .220(f), .221(f). Accordingly, as authorized by Rule of Practice 155(a), 17 C.F.R. § 201.155(a), I find the following allegations in the OIP to be true.

Composite, Central Index Key (CIK) No. 1061822, is a dissolved Florida corporation located in La Jolla, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Composite is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2005, which reported a net loss of $163,606 for the prior nine months. As of May 5, 2015, the company's stock (symbol "CPUT") was quoted on OTC Link (previously, "Pink Sheets") operated by OTC Markets Group, Inc. (OTC Link), had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Voyager, CIK No. 1028394, is a Nevada corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Voyager is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2011, which reported a net loss of $20,915,781 from the company's March 1, 1997, inception through September 30, 2011. As of May 5, 2015, the company's stock (symbol "VEII") was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to their repeated failures to file timely periodic reports, Defaulted Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations, or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file periodic reports with the Commission. Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires domestic issuers to file quarterly reports. *See* 17 C.F.R. §§ 240.13a-1, .13a-13. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). There is no genuine issue of material fact that Defaulted Respondents failed to file timely periodic

reports. As a result, Defaulted Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and/or 13a-13.

SANCTIONS

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In proceedings pursuant to Exchange Act Section 12(j) against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19 (May 31, 2006). The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Id.* at *19-20.

Defaulted Respondents' failures to file required periodic reports are serious because they violate a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Defaulted Respondents' violations are also recurrent in that they repeatedly failed to file periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Defaulted Respondents are also culpable because they failed to heed delinquency letters sent to them by the Division of Corporation Finance or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters, and they were therefore on notice, even before the OIP issued, of their obligation to file periodic reports. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, Defaulted Respondents have not answered the OIP, appeared at the prehearing conference, or otherwise participated in the proceeding to address whether they have made any efforts to remedy their past violations, and have made no assurances against further violations.

Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of Defaulted Respondents.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Composite Solutions, Inc., and Voyager Entertainment International Inc., are hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111, 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

A respondent may move to set aside a default. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

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James E. Grimes
Administrative Law Judge